UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.

NOUVEAU MONDE GRAPHITE INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

66979W842

(CUSIP Number)

Mr. Katsuto Kawahara, General Manager

Advanced Materials Division, Performance Materials Business Unit

Mitsui & Co., Ltd.

2-1, Otemachi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) +81-90-8270-8477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Ezra Borut, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

November 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 66979W842

(1)	Name of Reporting Person Mitsui & Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,000,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,000,000 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.2% (2)
(14)	Type of Reporting Person CO

(1)

Represents the number of Common Shares of NMG issuable to the Reporting Person (as defined below) upon conversion of the Convertible Note (as defined below) and exercise of all Warrants (as defined below).

(2)	All percentages are based on 55,857,898 shares of voting common stock outstanding as of November 8, 2022, based on information provided by NMG.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”) of Nouveau Monde Graphite Inc. (“NMG”), a corporation existing under the federal laws of Canada, whose principal executive offices are located at 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Canada J0K 3B0.

Item 2.	Identity and Background

The Schedule 13D is filed solely by Mitsui & Co., Ltd. (the “Reporting Person”).

The Reporting Person is a company duly organized and existing in Japan and is primarily engaged in the business of worldwide trading of various commodities. The address of the Reporting Person’s principal executive office is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Person as required by Item 2 of Schedule 13D is listed on Annex A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Considerations

The purchase price for the Convertible Note (as defined in Item 4 hereof) was $25,000,000 in cash, and the source of funds was the working capital of the Reporting Person).

Item 4.	Purpose of Transaction

The Reporting Person entered into a subscription agreement (the “Subscription Agreement”), dated October 19, 2022, with NMG pursuant to which, on November 8, 2022, the Reporting Person purchased, on a private placement basis, an unsecured convertible note in the aggregate principal amount of US$25,000,000 (the “Convertible Note”) of NMG for an aggregate subscription price of US$25,000,000. The Convertible Note will bear interest at a rate equal to the greater of (a) 6.0% per annum and (b) “Term SOFR” (as defined in the Convertible Note) plus 4.0% per annum and will mature on November 8, 2025. The Reporting Person may convert all or a portion of the outstanding principal amount of the Convertible Note into units of NMG (“Units”) at a conversion rate of 200 Units per $1,000 principal amount of the Convertible Note (equal to a conversion price of US$5.00 per Unit) at any time prior to the maturity date. Each Unit into which the Convertible Note is convertible will consist of one Common Share and one common share purchase warrant of NMG (a “Warrant”). Each Warrant is exercisable by the Reporting Person to purchase one Share at an exercise price of US$5.70 per Share for a period of 24 months from the date of issue of such Warrant.

The Reporting Person is entitled to acquire 5,000,000 Common Shares upon conversion in full of the Convertible Note and an additional 5,000,000 Common Shares on exercise of the Warrants, for an aggregate of 10,000,000 Common Shares, representing approximately 15.2% of the then-outstanding Common Shares, computed on the basis of 55,857,898 Common Shares outstanding as of November 8, 2022, based on information provided by NMG.

The Convertible Note was acquired for investment purposes. The Reporting Person will evaluate its investment in NMG from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease its securityholdings in NMG or may change its investment strategy as regards to NMG. The Common Shares are listed on the TSX Venture Exchange and the New York Stock Exchange.

The Reporting Person holding Common Shares acquired those securities as an investment in the regular course of its business. The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems relevant. The Reporting Person may engage in discussions with management, NMG’s board of directors, other shareholders of NMG and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of NMG. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares through open market purchases, block trades, privately negotiated transaction, tender offer, merger, reorganization or otherwise. The Reporting Person may also dispose of all or a portion of NMG’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other required approvals.

The Reporting Person may, at any time and from time to time, review and reconsider its position or change its purpose or take actions with respect to its investment in NMG as it deems appropriate, including formulating other plans, making other proposals or changing its intention with respect to the matters referred to in this Item 4. The Reporting Person may also take steps to explore and prepare for various plans and actions, including, but not limited to, conducting internal evaluations and analysis and obtaining authorizations to effectuate such actions, relating to any potential plan or proposal, and hire advisors or consultants before forming a plan or intention to engage in any such plan or action. The Reporting Person may also suggest or take a position with respect to potential changes in the operations, management, or capital structure of NMG as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling NMG or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring NMG’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by NMG; or entering into agreements with the management of NMG relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by NMG. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise. The foregoing are subject to the terms of the Letter Agreement and Framework Agreement (as defined in Item 6 herein).

Item 5.	Interests in Securities of the Issuer

(a) – (b) The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have the sole power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), the 10,000,000 Common Shares issuable upon the conversion of the Convertible Note and exercise of all Warrants, which represents approximately 15.2% of the outstanding Common Shares. This percentage was calculated on the basis of 55,857,898 Common Shares outstanding as of November 8, 2022, based on information provided by NMG.

(c) Except as set forth in this Schedule 13D, no transactions in the Common Shares were effected during the past sixty days by the Reporting Person or, to the Reporting Person’s knowledge, any person named in Annex A.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is incorporated herein by reference.

Subscription Agreement

This description is a summary only and is qualified in its entirety by the terms of the Subscription Agreement, which is filed as Exhibit 1 to this Schedule 13D, and is incorporated herein by reference.

Convertible Note

The Convertible Note (and the Common Shares and Warrants issuable upon conversion of the Convertible Note, if issued before that period) is subject to a lock-up of four months and one day in accordance with TSX Venture Exchange policies. This description is a summary only and is qualified in its entirety by the terms of the Convertible Note, which is filed as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference.

Side Letter Agreement

Pursuant to a letter agreement dated October 19, 2022, between the Reporting Person and NMG (the “Letter Agreement”), the Reporting Person will be granted certain rights relating to its investment in NMG. These include certain board nomination rights if Mitsui approves the FID (as defined below) and maintains a 10% or greater interest in NMG, anti-dilution rights, certain marketing rights for future sales of NMG’s active anode material, and the right to require NMG to purchase all Common Shares held by the Reporting Person for an aggregate purchase price of C$1.00. This description is a summary only and is qualified in its entirety by the terms of the Letter Agreement, which is filed as Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Framework Agreement

In connection with the closing of the purchase of the Convertible Notes, on November 8, 2022, NMG, the Reporting Person and Panasonic Energy Co., Ltd. entered into a framework agreement (the “Framework Agreement”), which defines the role and responsibilities of the parties in the coming months, including optimization of the feasibility study and other important project-related operational milestones. NMG plans to use the proceeds from the Convertible Note to support the finalization of the design, operation, marketing, and corporate parameters of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant. The intention is to proceed with project financing and the final investment decision (“FID”) on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed. This description is a summary only and is qualified in its entirety by the terms of the Framework Agreement, which is filed as Exhibit 4 to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Subscription Agreement dated as of October 19, 2022, by and between the Reporting Person and NMG (incorporated by reference to Exhibit 99.1 to NMG’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2022).

Exhibit 2	Convertible Note dated as of November 8, 2022, by and between the Reporting Person and NMG.

Exhibit 3	Side Letter Agreement dated as of October 19, 2022, by and between the Reporting Person and NMG (incorporated by reference to Exhibit 99.3 to NMG’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2022).

Exhibit 4	Framework Agreement dated as of October 19, 2022, by and between the Reporting Person and NMG.

Exhibit 5	Power of Attorney, dated October 19, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 18, 2022

MITSUI & CO., LTD.

By:	/s/ Katsuto Kawahara
Name: Katsuto Kawahara
Title: Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 5 hereto.

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. (“Mitsui”) is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. Each occupation set forth opposite such person’s name refers to employment with the Reporting Person. For external directors, additional occupation and employment information is separately noted below. To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh and Ms. Jenifer Rogers. Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of the United States of America.

Directors and Executive Officers of Mitsui

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chairman of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Yoshio Kometani	Representative Director, Executive Vice President	—
Motoaki Uno	Representative Director, Senior Executive Managing Officer	—
Yoshiaki Takemasu	Representative Director, Senior Executive Managing Officer	—
Kazumasa Nakai	Representative Director, Executive Managing Officer	—
Tetsuya Shigeta	Representative Director, Executive Managing Officer	—
Makoto Sato	Representative Director, Executive Managing Officer	—
Toru Matsui	Representative Director, Executive Managing Officer	—
Izumi Kobayashi (i)	Director	—
Jenifer Rogers (ii)	Director	—
Samuel Walsh (iii)	Director	—
Takeshi Uchiyamada (iv)	Director	—
Masako Egawa (v)	Director	—
Sayu Ueno (1)	Executive Vice President	—
Shinsuke Kitagawa	Senior Executive Managing Officer	—
Koji Nagatomi (2)	Senior Executive Managing Officer	—
Hiroshi Meguro (3)	Senior Executive Managing Officer	—
Hirohiko Miyata (4)	Senior Executive Managing Officer	—

Takeo Kato (5)	Executive Managing Officer	—
Yuki Kodera (6)	Executive Managing Officer	—
Yoshiki Hirabayashi	Executive Managing Officer	—
Motoyasu Nozaki	Executive Managing Officer	—
Masahiro Moriyasu (7)	Executive Managing Officer	—
Kohei Takata	Executive Managing Officer	—
Shinichi Kikuchihara	Executive Managing Officer	—
Tetsuya Daikoku	Executive Managing Officer	—
Takashi Furutani	Executive Managing Officer	—

External Directors:

(i)	External Director, ANA HOLDINGS INC.; External Director, Mizuho Financial Group, Inc.; External Director, OMRON Corporation
(ii)

General Counsel Asia, Asurion Japan Holdings G.K.; External Director, Kawasaki Heavy Industries, Ltd.; External Director, Nissan Motor Co., Ltd; President, American Chamber of Commerce in Japan; External Director, Seven & I Holdings Co Ltd

(iii)	Chairman of the Board, Gold Corporation (Australia) the Perth Mint; Non Executive Director, Ma’aden Mining Limited (Saudi Arabia); Chairman, Royal Flying Doctor Service
(iv)	Chairman of the Board of Directors, Toyota Motor Corporation; External Director, JTEKT CORPORATION
(v)	External Director, Tokio Marine Holdings, Inc.; Specially Appointed Professor, Graduate School of Business Administration, Hitotsubashi University

Location:

(1)	200 Park Avenue, New York, NY 10166, USA

(2)	12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961

(3)	16th floor, Naberezhnaya Tower Block “B”, 10 Presnenskaya Naberezhnaya, Moscow, 123112, Russia

(4)	8th and 9th Floors, 1 St. Martin’s Le Grand, London EC1A 4AS, United Kingdom

(5)	15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand

(6)	Avenida Paulista, 1842, 23º andar, Edifício Cetenco Plaza, “Torre Norte”, São Paulo - SP - Brasil - CEP 01310-923

(7)	8th Floor, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, China